TABLE OF CONTENTS

Message to Shareholders....................................................    2
Selected Consolidated Financial Data.......................................    3
Management's Discussion and Analysis.......................................    4
Independent Auditor's Report...............................................   18
Consolidated Balance Sheet.................................................   19
Consolidated Statement of Income...........................................   20
Consolidated Statement of Shareholders' Equity.............................   21
Consolidated Statement of Cash Flows.......................................   22
Notes to Consolidated Financial Statements.................................   23
Directors and Officers.....................................................   39
Shareholder Information....................................................   41

DESCRIPTION OF BUSINESS

         Citizens Bancorp (the "Holding Company" and together with the Bank, as defined below, the "Company") is an Indiana corporation organized in June, 1997, to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Citizens Savings Bank of Frankfort ("Citizens" or the "Bank") in connection with the Bank's conversion from mutual to stock form. The Holding Company became the Bank's holding company on September 18, 1997; therefore, all historical financial and other data contained for periods prior to September 18, 1997 herein relate solely to the Bank while historical financial and other data contained herein for the period after September 18, 1997 relate to the Company. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of the Bank.

         The Bank is a federal savings bank which conducts its business from a full-service office located in Frankfort, Indiana. The Bank offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Bank's principal business consists of attracting deposits from the general public and originating mortgage loans, most of which are secured by one- to four-family residential real property in Clinton County, Indiana. The Bank also offers multi-family loans, construction loans, non-residential real estate loans, home equity loans and consumer loans, including single-pay loans, loans secured by deposits, and installment loans. The Bank derives most of its funds for lending from deposits of its customers, which consist primarily of certificates of deposit, demand accounts and savings accounts.

TO OUR SHAREHOLDERS:

On behalf of the Board of Directors, it is my pleasure to present the 1999 Fiscal Year Report of Citizens Bancorp and its subsidiary, Citizens Savings Bank of Frankfort, Indiana. This report presents the results of our first full fiscal year as a public company.

Our net income for the fiscal year ended June 30, 1999 of $832,000 was a decrease of $42,000 from the $874,000 earned during the same period in 1998. This decrease is due primarily to the one time pre-tax gain of $172,000 during 1998 on the sale of a parcel of real estate.

During fiscal year 1999, we initiated two separate 5.0% stock repurchase programs under which Citizens Bancorp repurchased an aggregate amount of 92,246 shares of its common stock at a cost of $1.1 million, or an average of $11.97 per share. These share repurchases are intended to further our continuing long-term goal of enhancing shareholder value. As the result of the share repurchase programs and our earnings during the period, our earnings per share for the 1999 fiscal year increased to $0.87 from $0.80 reported for fiscal year 1998. Our total shareholders' equity at year-end was $14.6 million, which is a $400,000 decrease from $15.0 million at June 30, 1998.

During the period, our assets increased $6.1 million, or 11.3%, to $59.5 million. Our deposits increased $2.9 million, or 8.5%, to $37.0 million, and total loans increased $6.2 million, or 13.1%, to $53.1 million. Our Return on Assets was 1.43% and our Return on Equity was 5.53%.

The Year 2000 computer date change problem, now known as "Y2K," has been a major topic of the media and you will continue to hear about it during the remainder of 1999. We believe that we have taken the necessary precautions to address any foreseeable complications that may arise in connection with the date change from the year 1999 to the year 2000. Citizens Savings Bank's Y2K Committee has been working on this project for over 18 months. Earlier this year we replaced virtually all of our computer equipment with new Y2K compliant equipment. The equipment that we did not replace was upgraded and has been tested for Y2K compliance. We have made hundreds of test transactions with our data processing firm, BISYS, Inc., to confirm that their systems will successfully handle the transition to the year 2000. We also intend to send additional communications to our customers to give them additional information on Y2K issues at various times during the remainder of 1999. As a result of these steps that we have taken, we believe that our systems are Year 2000 compliant.

In 1999, we again received the Bauer Financial Reports "Five Star Superior" rating for the 44th consecutive quarter, and the Sheshunoff "Highest Rated Bank" designation. The success of Citizens Bancorp is the direct result of our dedicated Board of Directors, Officers and Staff working together to serve our customers' needs in a courteous and professional manner. I sincerely thank them for their continuing loyalty and dedication.

To our Shareholders, we thank you for your continued confidence and we encourage you to mention Citizens Savings Bank to your friends and associates.

                                           Sincerely,



                                           /s/ Fred W. Carter
                                           Fred W. Carter
                                           President, Chief Executive Officer

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                        CITIZENS BANCORP AND SUBSIDIARIES


     The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report. In the opinion of management of the Company, all adjustments necessary for a fair presentation of results for such periods, which consisted only of normal, recurring adjustments, have been included.


                                                                                At  June 30,
                                                      ---------------------------------------------------------------
                                                          1999         1998         1997         1996         1995
                                                      ---------------------------------------------------------------
                                                                           (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets.......................................   $59,470       $53,442      $46,353      $44,235       $39,727
Loans receivable, net (1)..........................    53,104        46,936       38,435       34,391        29,275
Cash on hand and in other institutions (2).........     2,082         2,533        4,125        3,308         4,310
Investment securities available for sale...........       388           315          161        3,003         2,832
Cash surrender value of life insurance contract....     1,162         1,119        1,076        1,035           991
FHLB advances......................................     7,000         3,500        4,000        3,000         1,500
Deposits...........................................    36,976        34,067       36,355       35,600        33,175
Total shareholders' equity.........................    14,640        15,046        5,691        5,320         4,841


                                                                            Year Ended  June 30,
                                                      ---------------------------------------------------------------
                                                          1999         1998         1997         1996         1995
                                                      ---------------------------------------------------------------
                                                                           (Dollars in thousands)
Summary of Selected Consolidated Operating Data:
Total interest income.............................. $   4,439      $  4,052       $3,509       $3,186        $2,742
Total interest expense.............................     1,919         1,738        1,814        1,653         1,370
                                                    ---------      --------       ------       ------        ------
   Net interest income.............................     2,520         2,314        1,695        1,533         1,372
Provision for loan losses..........................        65            72           83           80            32
                                                    ---------      --------       ------       ------        ------
   Net interest income after
     provision for loan losses.....................     2,455         2,242        1,612        1,453         1,340
Other income:
   Fees and service charges........................       136           142          138          152           151
   Loss on sale of investments.....................       ---           ---          (60)         ---           ---
   Gain on sale of real estate.....................        16           180           17           33             2
   Other...........................................        58            62           64           61            68
                                                    ---------      --------       ------       ------        ------
     Total other income............................       210           384          159          246           221
Other expense:
   Salaries and employee benefits..................       669           558          479          412           402
   Net occupancy expenses..........................        71            67           65           65            68
   Equipment expenses..............................        94            82           81           81            63
   Data processing fees............................       141           122          108          101           105
   Deposit insurance expense.......................        23            23          259           77            75
   Legal and professional fees.....................        74            96           32           32            28
   Other expenses..................................       240           224          193          199           183
                                                    ---------      --------       ------       ------        ------
     Total other expense...........................     1,312         1,172        1,217          967           924
                                                    ---------      --------       ------       ------        ------
Income before income taxes.........................     1,353         1,454          554          732           637
     Income taxes..................................       521           580          183          253           231
                                                    ---------      --------       ------       ------        ------
Net income.........................................$      832      $    874      $   371      $   479       $   406
                                                    =========      ========       ======       ======        ======

Table continued on following page

                                                                               Year Ended  June 30,
                                                           ----------------------------------------------------------
                                                           1999          1998          1997         1996         1995
                                                           ----------------------------------------------------------
Supplemental Data:
Interest rate spread during period.................         3.58%         3.77%        3.75%        3.75%         3.69%
Net yield on interest-earning assets (3)...........         4.60          4.78         4.02         3.99          3.92
Return on assets (4)...............................         1.43          1.69          .82         1.15          1.07
Return on equity (5)...............................         5.53          6.67         6.81         9.52          8.89
Net income per share of Common Stock ..............    $     .87           ---          ---          ---           ---
Equity to assets (6)...............................        24.62%        28.15%       12.28%       11.91%        12.06%
Average interest-earning assets to average
   interest-bearing liabilities....................       129.16        127.93       106.31       105.61        105.84
Non-performing assets to total assets (6)..........          .33           .32          .74          .50           .35
Allowance for loan losses to total loans
   outstanding (6).................................          .61           .57          .55          .40           .16
Allowance for loan losses to
   non-performing loans (6)........................       165.36        158.53        61.57        62.51         33.19
Net (charge-offs) recoveries to average
   total loans outstanding ........................         (.02)         (.03)        (.03)         .04          (.12)
Other expenses to  average assets (7)..............         2.25          2.27         2.67         2.32          2.44
Number of full service offices (6).................         1             1            1            1             1


(1) Net of allowance for loan losses and deferred fees.
(2) Includes certificates of deposit in other financial institutions.
(3) Net interest income divided by average interest-earning assets.
(4) Net income divided by average total assets.
(5) Net income divided by average total equity.
(6) At end of period.
(7) Other expenses divided by average total assets.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General

         The Holding Company was incorporated for the purpose of owning all of the outstanding shares of Citizens. The following discussion and analysis of Citizens' financial condition as of June 30, 1999 and results of operations for periods prior to that date should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto included herein.

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Holding Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Holding Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

     1.   Management's determination of the amount of loan loss allowance;

     2.   The effect of changes in interest rates;

     3.   Changes in deposit insurance premiums; and

     4. Proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of

Average Balances and Interest Rates and Yields

         The following tables present at the fiscal years ended June 30, 1999, 1998 and 1997, the average daily balances of each category of Citizens' interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts.

                      AVERAGE BALANCE SHEET/YIELD ANALYSIS

                                                                    Year Ended June 30,
                                    -------------------------------------------------------------------------------------
                                               1999                        1998                          1997
                                    ---------------------------  ---------------------------  ---------------------------
                                    Average             Average   Average           Average   Average            Average
                                    Balance  Interest Yield/Cost  Balance InterestYield/Cost  Balance Interest Yield/Cost
                                    -------------------------------------------------------------------------------------
                                                                  (Dollars in thousands)
Assets:
Interest-earning assets:
   Interest-bearing deposits.......$ 3,286      $168     5.12% $  4,557     $292     6.40%  $  3,446   $   179      5.21%
   FHLB stock......................    367        29     8.03       336       27     8.07        332        26      7.84
   Investment securities
     available for sale (1)........    340        13     3.94       232       10     4.23      1,527        94      6.14
   Loans receivable (2)............ 50,746     4,229     8.33    43,318    3,723     8.60     36,843     3,210      8.71
                                   -------     -----            -------    -----            --------     -----
       Total interest-
          earning assets........... 54,739     4,439     8.11    48,443    4,052     8.36     42,148     3,509      8.33
                                               -----                       -----                         -----
Noninterest-earning assets.........  3,583                        3,165                        3,343
                                   -------                      -------                     --------
       Total assets................$58,322                      $51,608                     $ 45,491
                                   =======                      =======                     ========
Liabilities and shareholders' equity:
Interest-bearing liabilities:
   Deposits........................$36,573     1,589     4.35   $36,137    1,653     4.57   $ 36,436     1,641      4.50
   FHLB advances...................  5,808       330     5.68     1,731       86     4.96      3,212       173      5.41
       Total interest-
          bearing liabilities...... 42,381     1,919     4.53    37,868    1,739     4.59     39,648     1,814      4.58
Noninterest-bearing liabilities....    893                          640                          395
                                   -------                      -------                     --------
       Total liabilities........... 43,274                       38,508                       40,043
Shareholders' equity............... 15,048                       13,100                        5,448
                                   -------                      -------                     --------
       Total liabilities and
         shareholders' equity......$58,322                      $51,608                     $ 45,491
                                   =======                      =======                    =========
Net interest-earning assets........$12,358                      $10,575                    $   2,500
                                   =======                      =======                    =========
Net interest income................           $2,520                      $2,313                        $1,695
                                              ======                      ======                        ======
Interest rate spread (3)...........                      3.58%                       3.77%                          3.75%
                                                         ====                        ====                           ====
Net yield on weighted average
   interest-earning assets (4).....                      4.60%                       4.78%                          4.02%
                                                         ====                        ====                           ====
Average interest-earning assets
   to average interest-
   bearing liabilities............. 129.16%                      127.93%                      106.31%
                                    ======                       ======                       ======


(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2) Total loans less loans in process. Average balances include non-accrual loans.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

Interest Rate Spread

         Citizens' results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Citizens' net interest income is determined by the interest rate spread between the yields it earns on interest-earning assets and the rates paid on interest-bearing liabilities, and by the relative amounts of interest-earning assets and interest-bearing liabilities.

      The following table sets forth the weighted average effective interest rate that Citizens earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods and as of the dates shown. Average balances are based on average monthly balances. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.


                                                                                Year Ended June 30,
                                                             ----------------------------------------------------------
                                                             1999                      1998                       1997
                                                             ----                      ----                       ----
Weighted average interest rate earned on:
   Interest-bearing deposits.........................        5.12%                      6.40%                     5.21%
   FHLB stock........................................        8.03                       8.07                      7.84
   Investment securities.............................        3.94                       4.23                      6.14
   Loans receivable..................................        8.33                       8.60                      8.71
     Total interest-earning assets...................        8.11                       8.36                      8.33
Weighted average interest rate cost of:
   Deposits..........................................        4.35                       4.57                      4.50
   FHLB advances.....................................        5.68                       4.96                      5.41
     Total interest-bearing liabilities..............        4.53                       4.59                      4.58
Interest rate spread (1).............................        3.58%                      3.77%                     3.75%
                                                             ====                       ====                      ====
Net yield on weighted average
   interest-earning assets (2).......................        4.60%                      4.78%                     4.02%
                                                             ====                       ====                      ====


(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Citizens' interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.



                                                                     Increase  (Decrease)  in Net  Interest Income
                                                                     ---------------------------------------------
                                                                                                                 Total
                                                                    Due to                Due to                  Net
                                                                     Rate                 Volume                Change
                                                                     ----                 ------                ------
                                                                                      (In thousands)
Year ended June 30, 1999 compared
to year ended June 30, 1998
   Interest-earning assets:
     Interest-bearing deposits..................................   $   (52)                $  (72)                $(124)
     FHLB stock.................................................        (1)                     3                     2
     Investment securities......................................        (1)                     4                     3
     Loans receivable...........................................      (119)                   625                   506
                                                                   -------                   ----                  ----
       Total....................................................      (173)                   560                   387
                                                                   -------                   ----                  ----
   Interest-bearing liabilities:
     Deposits...................................................       (83)                    19                   (64)
     FHLB advances..............................................        14                    230                   244
                                                                   -------                   ----                  ----
       Total....................................................       (69)                   249                   180
                                                                   -------                   ----                  ----
   Net change in net interest income............................     $(104)                 $ 311                $  207
                                                                   =======                   ====                  ====

Year ended June 30, 1998 compared
to year ended June 30, 1997
   Interest-earning assets:
     Interest-bearing deposits..................................   $    46                 $   66                  $112
     FHLB stock.................................................         1                    ---                     1
     Investment securities......................................       (22)                   (62)                  (84)
     Loans receivable...........................................       (41)                   555                   514
                                                                   -------                   ----                  ----
       Total....................................................       (16)                   559                   543
                                                                   -------                   ----                  ----
   Interest-bearing liabilities:
     Deposits...................................................        25                    (13)                   12
     FHLB advances..............................................       (13)                   (75)                  (88)
                                                                   -------                   ----                  ----
       Total....................................................        12                    (88)                  (76)
                                                                   -------                   ----                  ----
   Net change in net interest income............................   $   (28)                $  647                $  619
                                                                   =======                   ====                  ====

Year ended June 30, 1997 compared
to year ended June 30, 1996
   Interest-earning assets:
     Interest-bearing deposits..................................     $ (21)                $   19                $   (2)
     FHLB stock.................................................        (1)                   ---                    (1)
     Investment securities......................................        10                    (90)                  (80)
     Loans receivable...........................................       (19)                   425                   406
                                                                   -------                   ----                  ----
       Total....................................................       (31)                   354                   323
                                                                   -------                   ----                  ----
   Interest-bearing liabilities:
     Deposits...................................................        10                     92                   102
     FHLB advances..............................................       (11)                    70                    59
                                                                   -------                   ----                  ----
       Total....................................................        (1)                   162                   161
                                                                   -------                   ----                  ----
   Net change in net interest income............................   $   (30)                  $192                  $162
                                                                   =======                   ====                  ====

Financial Condition at June 30, 1999 Compared to Financial Condition at June 30, 1998

Total consolidated assets of the Company increased $6.1 million, or 11.3%, to $59.5 million at June 30, 1999, from $53.4 million at June 30, 1998. Cash increased $138,000 to $444,000 at June 30, 1999, from $306,000 at June 30, 1998, while interest-bearing deposits, consisting primarily of overnight deposits at the Federal Home Loan Bank ("FHLB") of Indianapolis and certificates of deposit at other FDIC insured financial institutions, decreased to $1.6 million at June 30, 1999, from $2.2 million at June 30, 1998. Net loans receivable increased $6.2 million, or 13.1%, to $53.1 million at June 30, 1999. The increase in loans was funded by an increase in deposits and borrowings during the year.

Deposits increased $2.9 million primarily as a result of an increase in the amount of public funds on deposit. Borrowings at the FHLB of Indianapolis increased $3.5 million to $7.0 million as of June 30, 1999, from $3.5 million at June 30, 1998.

Shareholders' equity decreased $406,000 during the year ended June 30, 1999. This was primarily a result of the profit of $832,000 for the year, which increased shareholders' equity, less the cost of the Company's repurchase of $1.1 million of its common stock at various times and market prices during the year. Shareholders' equity also decreased $215,000 as a result of the declaration of dividends on the Holding Company's common stock during the year.

Financial Condition at June 30, 1998 Compared to Financial Condition at June 30, 1997

Total consolidated assets of the Company increased by $7.0 million, or 15.3%, to $53.4 million at June 30, 1998 from $46.4 million at June 30, 1997. Net loans receivable increased $8.5 million, or 22.1%, to $46.9 million at June 30, 1998. The increase in loans was funded primarily with the net proceeds from the sale of the Holding Company's common stock on September 18, 1997. Cash decreased by $555,000, while interest-bearing deposits decreased by $1.0 million during the year.

Deposits decreased by $2.3 million primarily as a result of a decrease in the amount of public funds on deposit. Borrowings at the Federal Home Loan Bank decreased by $500,000 as a result of net repayments during the period.

Shareholders' equity increased $9.4 million primarily as a result of stock issued by the Holding Company in the conversion, less the conversion expenses and the ESOP shares, plus the net profit for the year. Shareholders' equity decreased by $667,000 as a result of Citizens' purchase of shares of the Holding Company's common stock for the Recognition and Retention Plan. Shareholders' equity also decreased by $97,000 as a result of the declaration of dividends on the Holding Company's common stock during the year.

Comparison of Operating Results For Fiscal Years Ended June 30, 1999 and 1998

Net Income. Net income decreased $42,000, or 4.8%, to $832,000 in 1999 from $874,000 in 1998. The decrease primarily resulted from the sale of a tract of real estate for a profit of $172,000 ($103,000 net of tax) included in 1998. There was an increase of $207,000 in net interest income in 1999, offset by an increase in other expenses of $140,000 during the year.

Net Interest Income. Net interest income increased $207,000, or 8.9%, to $2.5 million in 1999 from $2.3 million in 1998. The increase resulted primarily from an increase in earnings assets during 1999.

Provision for Loan Losses. The provision for loan losses was $65,000 for 1999, compared to $72,000 for 1998. Citizens had charge-offs of $12,000 and recoveries of $5,000 in 1999, compared to charge-offs of $17,000 and recoveries of $2,000 in 1998. At June 30, 1999, the allowance for loan losses was $326,000, or 0.61% of total loans, compared to $269,000, or 0.57% of total loans at June 30, 1998.

Other income. Total non-interest income decreased $174,000, or 45.5%, to $210,000 in 1999 from $385,000 in 1998. The decrease resulted primarily from a decrease in the gain on the sale of real estate of $164,000 in 1999. Fees and service charges decreased by $6,000 in 1999 and miscellaneous income decreased by $4,000.

Other Expenses. Total non-interest expense increased $140,000, or 12.0%, to $1.3 million in 1999 from $1.2 million in 1998. The increase was primarily due to an increase in salaries and benefits of $111,000 in 1999 due to compensation expense related to the ESOP and the RRP. Office occupancy, equipment and data processing expenses increased $35,000 in 1999, due primarily to increased expenses related to the Year 2000 computer issue. Legal and professional fees decreased $22,000 in 1999 due to fees incurred in 1998 related to the special meeting of shareholders held in March of 1998. Miscellaneous other expenses increased $16,000 in 1999.

Income Tax Expense. Income tax expense decreased $59,000, or 10.3%, to $521,000 in 1999 from $580,000 in 1998. This primarily resulted from a decrease in net income before income taxes in 1999 as a result of the gain on the sale of real estate that increased non-interest income in 1998.

Comparison of Operating Results For Fiscal Years Ended June 30, 1998 and 1997

Net Income. Net income increased $503,000, or 135.6%, to $874,000 in 1998 from $371,000 in 1997. The increase primarily resulted from Citizens' recognition of the one-time, non-recurring SAIF special assessment of $211,000 ($127,000 net of tax) and the sale of an investment at a loss of approximately $60,000 during 1997, as well as the sale of a tract of real estate for a profit of $172,000 ($103,000 net of tax) during 1998. There was also an increase of $619,000 in net interest income for 1998, offset by an increase in other expenses, excluding the SAIF assessment, of $167,000. Excluding the gain on the sale of real estate, the SAIF assessment and the loss on the sale of the investment, net income would have increased $236,000, or 44.2%, to $770,000 for the year ended June 30, 1998 from $534,000 in 1997.

Net Interest Income. Net interest income increased $619,000, or 36.5%, to $2.3 million in 1998 from $1.7 million in 1997. The increase resulted primarily from an increase in earning assets and a decrease in costing liabilities in 1998 due to the sale of the Holding Company's common stock.

 Provisions for Loan Losses. Provisions for loan losses for 1998 and 1997 were $72,000 and $83,000, respectively. Citizens had charge-offs of $12,000 and recoveries of $2,000 in 1997. Citizens had charge-offs of $17,000 and recoveries of $2,000 in 1998 and its allowance for loan loss as of June 30, 1998 was $269,000.

Other Income. Other income increased approximately $226,000, or 142.1%, in 1998 as compared to 1997. This increase resulted from an increase in the gain on the sale of real estate of $163,000 in 1998 and the $60,000 loss on the sale of an investment in 1997, plus an increase of $3,000 in 1998 in fees and service charges and miscellaneous income.

Other Expense. Other expenses decreased $44,000, or 3.7%, in 1998. The decrease was primarily due to a $236,000 decrease in SAIF insurance premiums offset by a $79,000 increase in salaries and benefits due to compensation expense related to the ESOP and the RRP. Office occupancy, equipment and data processing expenses increased by $17,000 during 1998 and other expenses increased by $31,000. Legal and professional expenses increased by $64,000 due to the increased reporting requirements of public companies.

Income Tax Expense. Income tax expense increased $397,000, or 216.6%, to $580,000 in 1998 from $183,000 in 1997. This primarily resulted from the gain on the sale of real estate, which increased non-interest income in 1998, and from the FDIC special assessment, which decreased non-interest income in 1997, as well as the increase in net interest income for 1998.

Liquidity and Capital Resources

      Citizens' primary sources of funds are deposits, borrowings and the proceeds from principal and interest payments on loans. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

      Citizens' primary investing activity is the origination of loans. During the years ended June 30, 1999, 1998 and 1997, it originated total loans in the amounts of $29.7 million, $25.8 million and $17.5 million, respectively. Citizens purchased loans totaling $61,000 in the fiscal year ended June 30, 1999. Loan principal repayments totaled $23.6 million, $19.7 million and $13.3 million during the respective periods.

      During the years ended June 30, 1999, 1998 and 1997, Citizens purchased securities in the amounts of $109,000, $148,000 and $65,000, respectively. Citizens did not receive any proceeds for the sale of securities during 1999 or 1998. During the year ended June 30, 1997, however, Citizens sold approximately $2.9 million of securities for a loss of approximately $60,000.

      Citizens had outstanding loan commitments of $607,000 and unused lines of credit of approximately $2.98 million at June 30, 1999. The unused lines primarily represent available borrowings under existing home equity lines of credit. Citizens anticipates that it will have sufficient funds from loan repayments and from its ability to borrow additional funds from the FHLB of Indianapolis to meet its current commitments. Certificates of deposit scheduled to mature in one year or less at June 30, 1999 totaled $11.5 million. Management believes that a significant portion of such deposits will remain with Citizens based upon historical deposit flow data and Citizens' competitive pricing in its market area.

      Liquidity management is both a daily and long-term function of Citizens' management strategy. In the event that Citizens should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances. Citizens had outstanding FHLB advances in the amount of $7.0 million at June 30, 1999.

      The following is a summary of Citizens' cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when Citizens experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended June 30, 1999.


                                                                               Year Ended June 30,
                                                          -------------------------------------------------------------
                                                            1999                      1998                       1997
                                                          --------                   ------                      ----
                                                                                  (In thousands)
Operating activities.............................         $    866                   $  1,522                  $    266
                                                          --------                     ------                      ----

Investing activities:
   Net change in interest-bearing deposits.......              297                        693                      (695)
   Purchases of  investment securities...........             (109)                      (148)                      (65)
   Sales of investment securities................              ---                        ---                     2,932
   Net change in loans...........................           (6,232)                    (8,655)                   (4,223)
   Loans sold....................................              ---                        ---                        91
   Purchases of equipment........................              (55)                       (30)                      (16)
   Change in land held for development...........               52                         31                        77
   Purchases of FHLB stock.......................              (67)                       (20)                      ---
                                                          --------                     ------                      ----
Total from investing activities..................           (6,114)                    (8,129)                   (1,899)
                                                          --------                     ------                      ----

Financing activities:
   Increase/(decrease) in NOW,
     MMDA and passbook deposits..................                3                       (258)                      305
   Increase/(decrease) in certificates
     of deposit..................................            2,905                     (2,030)                      450
   Advances from FHLB............................            7,000                      3,500                    14,500
   Payments to FHLB..............................           (3,500)                    (4,000)                  (13,500)
   Dividends paid on common stock................             (210)                       (53)                      ---
   Repurchase of common stock....................           (1,104)                       ---                       ---
   Sale of common stock, net of costs............              ---                      9,216                       ---
   Purchase of RRP shares........................              ---                       (667)                      ---
                                                          --------                     ------                      ----
Total from financing activities..................            5,094                      5,708                     1,755
                                                          --------                     ------                      ----

Net increase/(decrease) in cash
   and cash equivalents..........................         $   (154)                    $ (899)                     $122
                                                          ========                     ======                      ====

         Federal law requires that savings associations maintain a minimum average daily balance of liquid assets in an amount not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances,
specified  U.S.  government,  state  or  federal  agency  obligations,   certain
corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first-lien residential mortgage loans. The OTS regulation that implements this statutory liquidity requirement provides that a savings association must hold liquid assets in an amount not less than 4% of the association's net withdrawable accounts and short-term borrowings. The OTS no longer requires savings associations to maintain short-term liquid assets constituting at least 1% of their average daily balance of net withdrawable deposit accounts and current borrowings. In determining their compliance with this liquidity requirement,savings associations may calculate their liquidity requirement based upon their average daily balance of liquid assets during each quarter rather than during each month. The OTS may impose monetary penalties on savings associations that fail to meet these liquidity requirements. As of June 30, 1999, Citizens had liquid assets of $3.0 million, and a regulatory liquidity ratio of 7.5%.

      Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At June 30, 1999, Citizens' tangible capital ratio was 17.8%, its core capital ratio was 17.8%, and its total risk-based capital to risk-weighted assets ratio was 29.0%. Therefore, at June 30, 1999, Citizens' capital levels exceeded all applicable regulatory capital requirements currently in effect.

      The following table provides the minimum regulatory capital requirements and Citizens' capital ratios as of June 30, 1999:


                                                                       At June 30, 1999
                                             OTS Requirement                          Citizens' Capital Level
                                             ---------------                          -----------------------
                                          % of                                % of                           Amount
Capital Standard                         Assets        Amount               Assets(1)     Amount            of Excess
----------------                         ------        ------               ---------     ------            ---------
                                                                     (Dollars in thousands)
Tangible capital........................   1.5%        $  876                17.8%       $10,388              $9,512
Core capital (2)........................   3.0          1,751                17.8         10,388               8,637
Risk-based capital......................   8.0          2,957                29.0         10,714               7,757


(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS recently adopted a core capital requirement for savings associations comparable to that adopted by the OCC for national banks. The new regulation requires core capital of at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Citizens is in compliance with these new requirements.

     As of June 30, 1999, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Citizens' liquidity, capital resources or results of operations.

Current Accounting Issues

     Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards ("SFAS") No. 133 requires companies to record derivatives on the balance sheet at their fair value. SFAS No. 133 also acknowledges that the method of recording a gain or loss depends on the use of the derivative. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

     o For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

     o For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

     o For a derivative designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment. The accounting for a fair value hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security. Similarly, the accounting for a cash flow hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of a foreign-currency-denominated forecasted transaction.

     o For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

     The new Statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established at the inception of the hedge.

     SFAS No. 133 amends SFAS No. 52 and supercedes SFAS Nos. 80, 105, and 119. SFAS No. 107 is amended to include the disclosure provisions about the concentrations of credit risk from SFAS No. 105. Several Emerging Issues Task Force consensuses are also changed or nullified by the provisions of SFAS No. 133.

     SFAS No. 133 was to be effective for all fiscal years beginning after June 15, 1999. The implementation date was deferred, and SFAS No. 133 will now be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

     Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. SFAS No. 134 establishes accounting standards for certain activities of mortgage banking enterprises and for other enterprises with similar mortgage operations. This Statement amends SFAS No. 65.

     SFAS No. 65, as previously amended by SFAS Nos. 115 and 125, required a mortgage banking enterprise to classify a mortgage-backed security as a trading security following the securitization of the mortgage loan held for sale. This Statement further amends SFAS No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities must classify the resulting mortgage-backed security or other retained interests based on the entity's ability and intent to sell or hold those investments.

     The determination of the appropriate classification for securities retained after the securitization of mortgage loans by a mortgage banking enterprise now conforms to SFAS No. 115. The only requirement the new SFAS No. 134 adds is that if an entity has a sales commitment in place, the security must be classified into trading.

     This Statement is effective for the first fiscal quarter beginning after December 15, 1998. On the date this Statement is initially applied, an entity may reclassify mortgage-backed securities and other beneficial interest retained after the securitization of mortgage loans held for sale from the trading category, except for those with sales commitments in place. Those securities and other interest shall be classified based on the entity's present ability and intent to hold the investments.

Impact of Inflation

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Citizens' primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Citizens' performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of Citizens' assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that Citizens has made. Management is unable to determine the extent, if any, to which properties securing Citizens' loans have appreciated in dollar value due to inflation.

Year 2000 Compliance

      The Company's lending and deposit activities, like those of most financial institutions, depend significantly upon computer systems. The Company is addressing the potential problems associated with the possibility that the computers which control its operating systems, facilities and infrastructure may not be programmed to read four-digit date codes. This could cause some computer applications to be unable to recognize the change from the year 1999 to the year 2000, which could cause computer systems to generate erroneous data or to fail.

     The Company is working with the companies that supply or service its systems that rely on computers to identify and remedy any Year 2000 related problems. As of June 30, 1999, the Company has completed the renovation of all systems that could be significantly affected by Year 2000 related problems and has begun testing its renovated systems. The Company expects to substantially complete testing of all systems by September 30, 1999. The bulk of the Company's computer processing is provided under contract by BISYS, Inc. in Houston, Texas ("BISYS"). BISYS has completed the renovation phase of its Year 2000 efforts and has tested its upgraded systems and interfaces with the Company. BISYS will assist the Company with other phases of Year 2000 compliance throughout the remainder of 1999. Banker's Systems, which provides Citizens' loan document preparation system, has certified that its systems are Year 2000 compliant as of June 30, 1999. Testing of the system is expected to be complete by September 30, 1999.

     The Company has contacted the approximately twenty other companies that supply or service its material operations requesting that they certify that they have plans to make their respective computer systems Year 2000 compliant. As of June 30, 1999, the Company has received such certification from nearly all of these companies. Once the Company receives certification from a service provider, it continuously monitors the progress that it makes in meeting its targeted schedule for becoming Year 2000 compliant. Should the Company find that a provider is not making satisfactory progress in its Year 2000 compliance efforts, the Company intends to identify and contract with an alternative service provider. The Company does not expect the expense of such changes in suppliers or servicers to be material to its operations, financial condition or results. Notwithstanding the efforts the Company has made, no assurances can be given that the systems of its service providers will be timely renovated to address the Year 2000 issue.

     The Company's Board of Directors reviews on a monthly basis the progress made in addressing Year 2000 issues. Management estimates that the Company's expenses related to upgrading its systems and software for Year 2000 compliance will not exceed $80,000. At June 30, 1999, the Company had spent approximately $55,000 in connection with Year 2000 compliance. Although management believes it is taking the necessary steps to address the Year 2000 compliance issue, no assurances can be given that some problems will not occur or that the Company will not incur significant additional expenses in future periods. In the event that the Company is ultimately required to purchase replacement computer systems, programs and equipment, or to incur substantial expenses to make its current systems, programs and equipment Year 2000 compliant, its net income and financial condition could be adversely affected.

     In addition to possible expenses related to the Company's own systems and those of its service providers, the Company could incur losses if Year 2000 problems affect any of its depositers or borrowers. Such problems could include delayed loan payments due to Year 2000 problems affecting any of the Company's significant borrowers or impairing the payroll systems of large employers in its market area. Because the Company's loan portfolio to individual borrowers is diversified and its market area does not depend significantly on one employer or industry, management does not expect any such Year 2000 related difficulties that may affect the Company's depositors and borrowers to significantly affect net earnings or cash flows.

     Because the Company has only two commercial borrowers and neither loan is of a material amount, the Company has not requested certification from those borrowers that their computer systems are Year 2000 compliant. The Company will require borrowers under new commercial loans in excess of $50,000 that it originates to certify that they are aware of the Year 2000 issue and will give all necessary attention to insure that their information technology will be Year 2000 compliant.

     The Company has developed contingency plans to be implemented in the event of the failure of all or part of its Year 2000 program or of the Year 2000 programs of any of its service providers. These contingency plans involve, among other actions, manual workarounds, adjusting staffing strategies and temporarily discontinuing services or products which are not considered by management to be critical to the Company's operations. The contingency plans include business resumption procedures, event planning and a strategy for managing cash reserves. Additionally, management has assessed employee training needs and determined a method for testing the viability of business resumption procedures. This testing is expected to be completed by September 30, 1999. The Company has also broadened its customer awareness campaign to keep customers informed of the progress of its Year 2000 efforts.

Asset/Liability Management

     An important component of Citizens' asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on its net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Citizens' assets mature or reprice more quickly or to a greater extent than its liabilities, Citizens' net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if Citizens' assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Citizens' policy has been to mitigate the interest rate risk inherent in the historical business of savings associations, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

     Because of the lack of customer demand for adjustable rate loans in its market area, Citizens primarily originates fixed-rate real estate loans, which accounted for approximately 65% of its loan portfolio at June 30, 1999. To manage the interest rate risk of this type of loan portfolio, Citizens limits maturities of fixed-rate loans to no more than 20 years. In addition, Citizens continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these loans more attractive to customers.

     Management believes it is critical to manage the relationship between interest rates and the effect on Citizens' net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Citizens manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by its Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         Interest risk exposure is monitored monthly by an Asset/Liability Management Committee which considers various factors such as current local and national economic conditions and interest rate outlook as well as Citizens' loan and deposit demand, pricing and maturity structure. This Committee periodically updates Citizens' interest rate risk strategy which primarily involves modifying asset/liability terms and mix as considered appropriate. An increased emphasis on consumer loans, which generally have shorter terms to maturity than residential mortgage loans, in addition to an increase in the volume of adjustable-rate loans, including multi-family and non-residential mortgage loans and home equity lines of credit, have been the major strategies for asset management. Citizens has also attempted to lengthen the average maturity of its liabilities by offering special rates on longer term certificates of deposit. Long term advances from the FHLB of Indianapolis are also an available source of funds which could help Citizens with future liability management.

           The OTS issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. As Citizens does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

         It is estimated that at June 30, 1999, NPV would decrease 9.0% in the event of a 200 basis point increase in market interest rates, compared to 9.8% for the same increase at June 30, 1998. Citizens' NPV at June 30, 1999 would increase 0.5% in the event of a 200 basis point decrease in market rates. A year earlier, a 200 basis point decrease in market rates would have increased NPV 3.1%.

         Presented below, as of June 30, 1999 and 1998, is an analysis performed by the OTS of Citizens' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve up and down 200 basis points.


                                  June 30, 1999
                     Net Portfolio Value Summary Performance

                                                                                                     NPV as % of
                                                                                                    Present Value
      Change                                Net Portfolio Value                                       of Assets
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                                 (Dollars in thousands)
    + 200 bp*               $11,973             $(1,183)                 (8.99)%              20.53%           (115)  bp
        0 bp                 13,156                 ---                     ---               21.68%            ---   bp
    - 200 bp                 13,215                  59                   0.45%               21.28%            (40)  bp


             Interest Rate Risk Measures: 200 Basis Point Rate Shock

  Pre-Shock NPV Ratio: NPV as % of PV of Assets................         21.68%
  Exposure Measure: Post-Shock NPV Ratio.......................         20.53%
  Sensitivity Measure: Change in NPV Ratio.....................         115 bp
  Change in NPV as % of PV of Assets...........................         5.3%


                                  June 30, 1998
                     Net Portfolio Value Summary Performance

                                                                                                     NPV as % of
                                                                                                    Present Value
      Change                                Net Portfolio Value                                       of Assets
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                                 (Dollars in thousands)
    + 200 bp*               $10,725             $(1,158)                 (9.79)%              20.03%           (151)  bp
        0 bp                 11,883                 ---                      ---              21.54%            ---   bp
    - 200 bp                 12,251                 368                   3.10%               21.86%             32   bp


             Interest Rate Risk Measures: 200 Basis Point Rate Shock

       Pre-Shock NPV Ratio: NPV as % of PV of Assets............         21.54%
       Exposure Measure: Post-Shock NPV Ratio...................         20.03%
       Sensitivity Measure: Change in NPV Ratio.................         151 bp
       Change in NPV as % of PV of Assets.......................         7.0%

* Basis points

                          Independent Auditor's Report



To the Shareholders and
Board of Directors
Citizens Bancorp


We have audited the consolidated balance sheet of Citizens Bancorp and subsidiaries as of June 30, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements as of June 30, 1998, and for the years ended June 30, 1998 and 1997, were audited by other auditors whose report dated August 19, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Citizens Bancorp and subsidiaries as of June 30, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


Olive LLP


/s/ Olive LLP
Indianapolis, Indiana
July 23, 1999

                        CITIZENS BANCORP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET



June 30                                                                         1999               1998
-----------------------------------------------------------------------------------------------------------
Assets
     Cash and due from banks                                                $    443,757        $    305,908
     Interest-bearing demand deposits                                            152,289             443,673
                                                                            ------------        ------------
          Cash and cash equivalents                                              596,046             749,581
     Interest-bearing time deposits                                            1,485,972           1,782,985
     Investment securities--available for sale                                   388,362             315,041
     Loans, net of allowance for loan losses of $326,249 and $268,837         53,103,518          46,936,403
     Land held for development                                                   912,542             964,582
     Cash surrender value of life insurance contracts                          1,161,519           1,118,883
     Premises and equipment                                                      567,486             564,638
     Federal Home Loan Bank stock                                                419,100             351,600
     Other assets                                                                835,264             657,956
                                                                            ------------        ------------

              Total assets                                                  $ 59,469,809        $ 53,441,669
                                                                            ============        ============

Liabilities
     Interest bearing deposits                                              $ 36,976,322        $ 34,067,481
     Federal Home Loan Bank advances                                           7,000,000           3,500,000
     Other liabilities                                                           604,632             706,162
                                                                            ------------        ------------
              Total liabilities                                               44,580,954          38,273,643
                                                                            ------------        ------------

Equity Received From Contributions to the ESOP                                   248,891             122,440
                                                                            ------------        ------------

Shareholders' Equity
     Preferred stock, no par value
        Authorized and unissued--2,000,000 shares
     Common stock, no par value
        Authorized--5,000,000 shares
        Issued and outstanding--881,114 and 973,360 shares                     8,293,509           9,215,969
     Unearned Recognition and Retention Plan ("RRP")                            (537,762)           (641,117)
     Retained earnings                                                         6,902,537           6,467,337
     Accumulated other comprehensive income                                      (18,320)              3,397
                                                                            ------------        ------------

              Total shareholders' equity                                      14,639,964          15,045,586
                                                                            ------------        ------------

              Total liabilities and shareholders' equity                    $ 59,469,809        $ 53,441,669
                                                                            ============        ============


See notes to consolidated financial statements.

                        CITIZENS BANCORP AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME



Year Ended June 30                                                          1999              1998             1997
----------------------------------------------------------------------------------------------------------------------
Interest Income
     Loans receivable                                                   $ 4,228,607       $ 3,723,529      $ 3,210,018
     Investment securities                                                   42,868            36,918          119,730
     Deposits with financial institutions                                   168,158           291,674          179,640
                                                                        -----------       -----------      -----------
          Total interest income                                           4,439,633         4,052,121        3,509,388
                                                                        -----------       -----------      -----------

Interest Expense
     Deposits                                                             1,589,279         1,652,668        1,640,868
     Borrowings                                                             329,982            85,921          173,668
                                                                        -----------       -----------      -----------
          Total interest expense                                          1,919,261         1,738,589        1,814,536
                                                                        -----------       -----------      -----------
Net Interest Income                                                       2,520,372         2,313,532        1,694,852
     Provision for loan losses                                               65,000            72,000           83,000
                                                                        -----------       -----------      -----------
Net Interest Income After Provision for Loan Losses                       2,455,372         2,241,532        1,611,852
                                                                        -----------       -----------      -----------

Other Income
     Service charges on deposit accounts and other                          135,542           141,983          138,342
     Net realized losses on sales of available-for-sale securities          (60,243)
     Gain on sales of land held for development                              15,747           180,174           17,307
     Other income                                                            58,498            62,443           63,426
                                                                        -----------       -----------      -----------
          Total other income                                                209,787           384,600          158,832
                                                                        -----------       -----------      -----------

Other Expenses
     Salaries and employee benefits                                         668,818           557,509          478,566
     Net occupancy expenses                                                  70,780            66,509           65,112
     Equipment expenses                                                      93,951            82,305           81,512
     Data processing fees                                                   140,865           122,584          107,764
     Deposit insurance expense                                               23,685            23,115          258,685
     Legal and professional fees                                             73,751            95,839           32,197
     Other expenses                                                         240,347           224,214          192,681
                                                                        -----------       -----------      -----------
          Total other expenses                                            1,312,197         1,172,075        1,216,517
                                                                        -----------       -----------      -----------

Income Before Income Tax                                                  1,352,962         1,454,057          554,167
     Income tax expense                                                     520,704           580,179          183,225
                                                                        -----------       -----------      -----------

Net Income                                                              $   832,258       $   873,878      $   370,942
                                                                        ===========       ===========      ===========

Basic Earnings per Share                                                $       .87
                                                                        ===========

Diluted Earnings per Share                                              $       .87
                                                                        ===========

Weighted Average Shares Outstanding                                         957,389




See notes to consolidated financial statements.


                                                                                            Unearned     Accumulated
                                             Common Stock                                  Recognition      Other
                                         Shares                Comprehensive   Retained        and      Comprehensive
                                       Outstanding   Amount       Income       Earnings  Retention Plan    Income        Total
                                       -----------   ------       ------       --------  --------------    ------        -----

Balances, July 1, 1996                                                       $5,319,852                   $(50,853)$  5,268,999
   Comprehensive income
     Net income                                                 $370,942        370,942                                 370,942
     Other comprehensive income, net of tax
       Unrealized gains on securities                             50,853                                    50,853       50,853
                                                               ---------
   Comprehensive income                                         $421,795
                                                               =========
                                         -------    --------                   --------                              ----------
Balances, June 30, 1997                                                       5,690,794                               5,690,794
   Comprehensive income
     Net income                                                 $873,878        873,878                                 873,878
     Other comprehensive income, net of tax
       Unrealized gains on securities                              3,397                                     3,397        3,397
                                                               ---------
   Comprehensive income                                         $877,275
                                                               =========

   Sale of common stock                  973,360  $9,215,969                                                          9,215,969
   Cash dividends ($.10 per share)                                              (97,335)                                (97,335)
   Purchase of shares for RRP                                                              $(666,957)                  (666,957)
   RRP shares earned                                                                          25,840                     25,840
                                         -------    --------                   --------                              ----------


Balances, June 30, 1998                  973,360   9,215,969                  6,467,337     (641,117)        3,397   15,045,586
   Comprehensive income
     Net income                                                 $832,258        832,258                                 832,258
     Other comprehensive income, net of tax
       Unrealized losses on securities                           (21,717)                                  (21,717)     (21,717)
                                                               ---------
   Comprehensive income                                         $810,541
                                                               =========
   Cash dividends ($.23 per share)                                             (215,140)                               (215,140)
   RRP shares earned                                                                         103,355                    103,355
   Purchase of stock                     (92,246)   (922,460)                  (181,918)                             (1,104,378)
                                         -------    --------                   --------                              ----------


Balances, June 30, 1999                  881,114  $8,293,509                 $6,902,537    $(537,762)     $(18,320) $14,639,964
                                         =======  ==========                 ==========    =========      ========  ===========


See notes to consolidated financial statements.

                        CITIZENS BANCORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS



Year Ended June 30                                                     1999             1998              1997
-------------------------------------------------------------------------------------------------------------------
Operating Activities
     Net income                                                  $    832,258       $    873,878       $    370,942
     Adjustments to reconcile net income to net cash
       provided by operating activities
          Provision for loan losses                                    65,000             72,000             83,000
          Depreciation and amortization                                51,762             30,519             45,587
          Deferred income tax                                         (63,588)          (101,594)           (76,326)
          Investment securities losses                                 60,243
          ESOP and RRP shares earned                                  229,806            148,280
          Net change in
               Other assets and cash surrender value                 (142,110)            63,236           (158,418)
               Other liabilities                                     (106,575)           435,290            (58,854)
                                                                 ------------       ------------       ------------
                  Net cash provided by operating activities           866,553          1,521,609            266,174
                                                                 ------------       ------------       ------------
Investing Activities
     Net change in interest-bearing deposits                          297,013            693,015           (695,000)
     Purchases of securities available for sale                      (109,284)          (148,420)           (65,481)
     Proceeds from sales of securities available for sale           2,931,693
     Net change in loans                                           (6,232,115)        (8,655,543)        (4,222,435)
     Proceeds from sale of loans                                       91,455
     Purchases of premises and equipment                              (54,610)           (29,833)           (16,498)
     Net change in land held for development                           52,040             31,326             76,892
     Purchase of FHLB stock                                           (67,500)           (20,000)
                                                                 ------------       ------------       ------------
               Net cash used by investing activities               (6,114,456)        (8,129,455)        (1,899,374)
                                                                 ------------       ------------       ------------
Financing Activities
     Net change in
          Interest-bearing demand and savings deposits                  3,308           (257,971)           304,545
          Certificates of deposit                                   2,905,533         (2,029,761)           450,528
     Proceeds from borrowings                                       7,000,000          3,500,000         14,500,000
     Repayment of borrowings                                       (3,500,000)        (4,000,000)       (13,500,000)
     Cash dividends                                                  (210,095)           (52,900)
     Purchase of stock                                             (1,104,378)
     Sale of stock                                                                     9,215,969
     Purchase of RRP shares                                                             (666,957)
                                                                 ------------       ------------       ------------
               Net cash provided by financing activities            5,094,368          5,708,380          1,755,073
                                                                 ------------       ------------       ------------
Net Change in Cash and Cash Equivalents                              (153,535)          (899,466)           121,873
Cash and Cash Equivalents, Beginning of Year                          749,581          1,649,047          1,527,174
                                                                 ------------       ------------       ------------
Cash and Cash Equivalents, End of Year                           $    596,046       $    749,581       $  1,649,047
                                                                 ============       ============       ============
Additional Cash Flows Information
     Interest paid                                               $  1,891,000       $  1,781,000       $  1,784,000
     Income tax paid                                                  910,097            262,538            431,009


See notes to consolidated financial statements.

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 --   Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Citizens Bancorp ("Company"), its wholly owned subsidiary, Citizens Savings Bank of Frankfort ("Bank") and the Bank's wholly owned subsidiary, Citizens Loan and Service Corporation ("Service Corp"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services. As a federally chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

The Bank generates commercial mortgage, residential mortgage and consumer loans and receives deposits from customers located primarily in Clinton County, Indiana and surrounding counties. The Bank's loans are generally secured by specific items of collateral including real property and consumer assets.

The Service Corp develops land for residential housing.

The Company was formed in June 1997 and purchased all of the stock of the Bank with the proceeds of a subscription stock offering completed in September 1997. Simultaneous to the stock offering, the Bank converted from a federally chartered mutual savings bank to a federally chartered capital stock savings bank. Prior to June 1997, the Company had no assets or liabilities. All financial information prior to fiscal year 1998 relate to the Bank and Service Corp only.

The Company issued 1,058,000 shares of common stock following the subscription stock offering. Net proceeds to the Company were $9,215,969 of which $5,031,185 was paid to the Bank in exchange for all of the common stock of the Bank. Expenses related to the offering totaled $517,631, and $846,400 was loaned by the Company to the Employee Stock Ownership Plan ("ESOP").

Consolidation--The consolidated financial statements include the accounts of the
Company  and  subsidiaries  after  elimination  of  all  material   intercompany
transactions.

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity or included in the trading account and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans where payments have insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Bank considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore, excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Mortgage loans are placed on nonaccrual status when they become 90 days delinquent. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 1999 the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is principally computed using both the straight-line method and the declining balance method based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank ("FHLB") stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Stock options are granted for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes.

Earnings per share have been computed based upon the weighted average common shares outstanding during the year ended June 30, 1999. Unearned ESOP shares have been excluded from the computation of average common shares outstanding. Historical earnings per share information is not presented on the 1998 and 1997 consolidated statements of income because it is not meaningful due to the stock offering occurring in September 1997.

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications of certain amounts in the 1998 and 1997 consolidated financial statements have been made to conform to the 1999 presentation.

Note 2 --      Investment Securities Available for Sale

Investment securities available for sale at June 30, 1999 and 1998 consist of marketable equity securities. At June 30, 1999 and 1998, the securities have a fair value of $388,362 and $315,041, and an amortized cost of $418,699 and $309,416, respectively. The gross unrealized gain (loss) was $(30,337) and $5,625 at June 30, 1999 and 1998, respectively.



Note 3 --      Loans and Allowance

June 30                                        1999               1998
--------------------------------------------------------------------------------
Commercial real estate                    $  3,341,351       $  3,656,862
Real estate loans                           41,663,334         35,928,334
Construction loans                           1,383,500            611,000
Individuals' loans for household
     and other personal expenditures         7,764,172          7,064,802
Other loans                                    149,313            149,973
                                          ------------       ------------
                                            54,301,670         47,410,971
Allowance for loan losses                     (326,249)          (268,837)
Deferred loan fees and costs, net             (125,608)          (109,376)
Undisbursed portion of loans                  (746,295)           (96,355)
                                          ------------       ------------
     Total loans                          $ 53,103,518       $ 46,936,403
                                          ============       ============


Year Ended June 30                       1999            1998            1997
--------------------------------------------------------------------------------
Allowance for loan losses
     Balances, beginning of year      $ 268,837       $ 211,635       $ 138,606
     Provision for losses                65,000          72,000          83,000
     Recoveries on loans                  4,910           1,645           1,626
     Loans charged off                  (12,498)        (16,443)        (11,597)
                                      ---------       ---------       ---------
     Balances, end of year            $ 326,249       $ 268,837       $ 211,635
                                      =========       =========       =========

Note 4 --  Land Held for Development

The Company, through the Service Corp, has been developing approximately 59 acres of land for a three phase residential housing addition in Frankfort, Indiana. In January 1992, the Bank received regulatory approval of a plan to develop this land. During the years ended June 30, 1999, 1998 and 1997, approximately $30,600, $34,000 and $68,000, respectively, were expended to create the infrastructure for the development, to provide further improvements to the first and second phase of the project, and to capitalize interest. During the years ended June 30, 1999, 1998 and 1997, approximately $98,000, $69,000, and $166,000, respectively, was received from the sale of lots in the development resulting in gains from sale of these lots of approximately $16,000, $9,000, and $17,000, for each year, respectively. The Service Corp owns an additional 45 acres of land for future development.

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended June 30, 1998, land not included in the above development was sold for proceeds equaling $177,000 resulting in a gain from the sale of $172,000.


Note 5 --      Premises and Equipment

June 30                                      1999                   1998
--------------------------------------------------------------------------------
Land                                    $   137,307            $   137,307
Buildings                                   647,154                647,154
Equipment                                   329,406                274,796
     Total cost                           1,113,867              1,059,257
Accumulated depreciation                   (546,381)              (494,619)
                                        -----------            -----------
     Net                                $   567,486            $   564,638
                                        ===========            ===========


Note 6 --  Deposits

June 30                                           1999                 1998
--------------------------------------------------------------------------------
Demand deposits                               $ 4,714,398          $ 4,569,764
Savings deposits                                9,361,971            9,503,297
Certificates of $100,000 or more                4,973,049            2,314,074
Other certificates                             17,926,904           17,680,346
                                              -----------          -----------
     Total deposits                           $36,976,322          $34,067,481
                                              ===========          ===========

Certificates maturing in years ending June 30
   2000                                                             $11,489,597
   2001                                                               7,415,908
   2002                                                               2,892,761
   2003                                                                 262,288
   2004                                                                 352,339
   Thereafter                                                           487,060
                                                                    -----------
                                                                    $22,899,953
                                                                    ===========

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 --      Borrowings

June 30                                               1999             1998
--------------------------------------------------------------------------------
Federal Home Loan Bank advances, at fixed
     and variable rates ranging
     from 4.90% to 6.06%, due at various
     dates through October 7, 2008                 $7,000,000        $3,500,000
                                                   ==========        ==========

The Federal Home Loan Bank advances are secured by first-mortgage loans totaling $42,274,000. The Company is required to maintain eligible loans in its portfolio of at least 170% of outstanding advances as collateral for advances from the FHLB. Advances are subject to restrictions or penalties in the event of prepayment.


Maturities in years ending June 30
--------------------------------------------------------------------------------
2000                                                                $1,000,000
2008                                                                 6,000,000
                                                                    ----------
                                                                    $7,000,000
                                                                    ==========


Note 8 --  Income Tax

Year Ended June 30                                                1999           1998            1997
--------------------------------------------------------------------------------------------------------
Income tax expense
     Currently payable
          Federal                                              $ 460,153       $ 550,558       $ 204,275
          State                                                  124,139         131,215          55,276
     Deferred
          Federal                                                (52,331)        (80,259)        (62,054)
          State                                                  (11,257)        (21,335)        (14,272)
                                                               ---------       ---------       ---------
               Total income tax expense                        $ 520,704       $ 580,179       $ 183,225
                                                               =========       =========       =========

Reconciliation of federal statutory to actual tax expense
     Federal statutory income tax at 34%                       $ 460,007       $ 494,379       $ 188,417
     Effect of state income taxes                                 74,502          72,521          27,063
     Other                                                       (13,805)         13,279         (32,255)
                                                               ---------       ---------       ---------
          Actual tax expense                                   $ 520,704       $ 580,179       $ 183,225
                                                               =========       =========       =========

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

June 30                                             1999                1998
--------------------------------------------------------------------------------
Assets
     Allowance for loan losses                    $107,796            $114,256
     Loan fees                                     151,136             137,596
     Pensions and employee benefits                193,807             151,592
     Other                                          16,103              24,336
     Capital loss carryover                         25,604              25,604
                                                  --------            --------
          Total assets                             494,446             453,384
                                                  --------            --------
Liabilities
     Loan costs                                     97,753              91,112
     FHLB stock dividend                            27,132              27,132
     Other                                          28,184              29,189
                                                  --------            --------
          Total liabilities                        153,069             147,433
                                                  --------            --------
                                                  $341,377            $305,951
                                                  ========            ========

Retained earnings include approximately $1,349,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $459,000.

Note 9 -- Other Comprehensive Income

                                                                                  1999
                                                       ---------------------------------------------------------
                                                         Before-Tax                Tax               Net-of-Tax
Year Ended June 30                                         Amount                Benefit               Amount
----------------------------------------------------------------------------------------------------------------
Unrealized losses on securities
   Unrealized holding losses arising during the year      $(35,961)              $14,244              $(21,717)
                                                          ========               =======              ========




                                                                                  1998
                                                       ---------------------------------------------------------
                                                         Before-Tax                Tax               Net-of-Tax
Year Ended June 30                                         Amount                Expense               Amount
----------------------------------------------------------------------------------------------------------------
Unrealized gains on securities
   Unrealized holding gains arising during the year         $5,625               $(2,228)               $3,397
                                                            ======               =======                ======

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                  1997
                                                       ---------------------------------------------------------
                                                         Before-Tax           Tax (Expense)          Net-of-Tax
Year Ended June 30                                         Amount                Benefit               Amount
----------------------------------------------------------------------------------------------------------------
Unrealized gains on securities
     Unrealized holding gains arising during the year      $23,964             $  (9,492)              $14,472
     Less: reclassification adjustment for losses
         realized in net income                            (60,243)               23,862               (36,381)
                                                           -------              --------               -------
     Net unrealized gains                                  $84,207              $(33,354)              $50,853
                                                           =======              ========               =======


Note 10 --   Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial  instruments  whose  contract  amount  represents  credit risk consist
solely  of  commitments  to  extend  credit,  and  these  commitments   totalled
$3,565,000 and $2,959,000 as of June 30, 1999 and 1998, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The Company and subsidiaries are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 11 --   Year 2000

Like all entities, the Company and subsidiaries are exposed to risks associated with the Year 2000 Issue, which affects computer software and hardware;
transactions with customers, vendors, and other entities; and equipment dependent upon microchips. The Company has begun and is continuing its efforts to identify and remediate potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 Issue on third parties with which the Company and subsidiaries do business. If remediation efforts of the Company or third parties with which the Company and subsidiaries do business are not successful, the Year 2000 Issue could have negative effects on the Company's financial condition and results of operations in the near term.

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 --     Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current calendar year to date plus those for the previous two years which amounts to $1,994,000. The Bank normally restricts dividends to a lessor amount because of the need to maintain an adequate capital structure.

At the time of conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation, and only in such event, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to shareholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was approximately $5,691,000. At June 30, 1999, total shareholder's equity of the Bank was $11,300,845.


Note 13 --  Stock Transactions

During the year ended June 30, 1999, the Company's Board of Directors approved the repurchase of 52,900 of the Company's shares of common stock outstanding. The Company repurchased 52,900 shares under this plan during the year ended June 30, 1999. Additionally, the Company's Board of Directors approved the repurchase of an additional 50,255 shares of the Company's outstanding shares of common stock. These purchases will be made subject to market conditions in the open market or block transactions. At June 30, 1999, the Company has repurchased 39,346 shares under this plan.


Note 14 -- Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At June 30, 1999 and 1998, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since June 30, 1999 that management believes have changed the Bank's classification.

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Bank's actual and required capital amounts and ratios are as follows:



                                                                   Required
                                                                 for Adequate                 To Be Well
                                         Actual                    Capital 1                 Capitalized 1
                                ------------------------------------------------------------------------------
                                   Amount        Ratio       Amount        Ratio          Amount        Ratio
--------------------------------------------------------------------------------------------------------------
As of June 30, 1999
Total risk-based capital 1
   (to risk-weighted assets)    $10,714,000      29.0%     $2,957,000      8.0%         $3,696,000      10.0%
Tier 1 risk-based capital 1
   (to risk-weighted assets)     10,388,000      28.1%      2,957,000      8.0%          3,696,000      10.0%
Core capital 1
   (to adjusted tangible assets) 10,388,000      17.8%      1,751,000      3.0%          3,502,000       6.0%
Core capital 1
   (to adjusted total assets)    10,388,000      17.8%      1,751,000      3.0%          2,919,000       5.0%

As of June 30, 1998
Total risk-based capital 1
   (to risk-weighted assets)     $9,554,000      29.2%     $2,614,000      8.0%         $3,267,000      10.0%
Tier 1 risk-based capital 1
   (to risk-weighted assets)      9,285,000      28.4%      2,614,000      8.0%          3,267,000      10.0%
Core capital 1
   (to adjusted tangible assets)  9,285,000      17.7%      1,574,000      3.0%          3,149,000       6.0%
Core capital 1
   (to adjusted total assets)     9,285,000      17.7%      1,574,000      3.0%          2,624,000       5.0%

1 As defined by regulatory agencies

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 --  Employee Benefit Plans

The Bank provides pension benefits for substantially all of the Bank's employees and is a participant in a pension fund known as the Pentegra Group. The plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Pension expense was $1,708; $1,649; and $20,556 for 1999, 1998 and 1997.

The Bank has purchased life insurance on certain officers, which insurance had a cash value of $1,161,519 and $1,118,883 at June 30, 1999 and 1998. The Bank has also approved arrangements that provide additional retirement benefits to certain officers covered by the keyman policies. The benefits to be paid will be funded primarily by the keyman policies and are being accrued over the period of active service to eligibility dates. The accrual of benefits totaled $7,079, $16,700, and $74,300 for 1999, 1998 and 1997.

The Bank has a Recognition and Retention Plan ("RRP"). Effective on March 24, 1998, awards of grants for 32,798 shares were issued to various directors and officers of the Bank. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year, commencing March 24, 1999. The expense under the RRP was $103,355 and $26,000 for the years ended June 30, 1999 and 1998.

An ESOP covers substantially all employees of the Bank. The ESOP acquired 84,640 shares at $10.00 per share in the conversion with funds provided by a loan from the Company. The ESOP provides for the Company to issue a put option ("option") to any participant who receives a distribution of Company stock. The option permits the participant to sell the stock to the Company at any time during two option periods, as defined in the plan, at the fair market value of the stock. Accordingly, the $846,400 of stock acquired by the ESOP was reflected as a reduction to the ESOP equity accounts. Unearned ESOP shares totaled 66,192 and 76,506 at June 30, 1999 and 1998 and had a fair value of $835,674 at June 30, 1999 and $1,099,774 at June 30, 1998. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Cash dividends on unallocated shares will be applied to principal and interest due on the loan. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Bank, are made to the ESOP. The expense under the ESOP was $126,451 and $122,440 for the years ended June 30, 1999 and 1998. At June 30, 1999 and 1998, the ESOP had 13,414 and 2,855 allocated shares and 71,226 and 81,785 suspense shares.

Below are the transactions affecting the ESOP equity accounts:

                                                      Additional     Unearned
                                        Common          Paid-in        ESOP
                                         Stock          Capital       Shares           Total
                                         -----          -------       ------           -----
Common stock acquired by ESOP          $846,400                     $(846,400)
ESOP shares earned                                     $41,100         81,340        $122,440
                                       --------        -------      ---------        --------

Balance, June 30, 1998                  846,400         41,100       (765,060)        122,440
ESOP shares earned                                      23,311        103,140         126,451
                                       --------        -------      ---------        --------

Balance, June 30, 1999                 $846,400        $64,411      $(661,920)       $248,891
                                       ========        =======      =========        ========

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 --  Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans, as defined, to such related parties were as follows:


--------------------------------------------------------------------------------
Balances, July 1, 1998                                          $ 2,766,000

New loans, including renewals                                       710,000
Payments, etc., including renewals                                 (382,000)
                                                                -----------
Balances, June 30, 1999                                         $ 3,094,000
                                                                ===========


Deposits from related parties held by the Bank at June 30, 1999 totaled $1,206,000.


Note 17 --     Stock Option Plan

Under the Company's stock option plan approved in 1998, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants key employees and directors stock option awards which vest and become fully exercisable at the end of five years of continued employment. During the year ended June 30, 1998, the Company authorized the grant of options for up to 105,800 shares of the Company's common stock. The exercise price of each option, which has a ten-year life, must be equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense is recognized.

Although the Company has elected to follow APB No. 25, Statement of Financial Accounting Standards (SFAS) No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant in 1998 was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                       1998
--------------------------------------------------------------------------------
Risk-free interest rates                                               5.38%
Dividend yields                                                        1.31%
Volatility factors of expected market price of common stock            19.9%
Weighted-average expected life of the options                       8 years

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                          1999         1998
--------------------------------------------------------------------------------
Net income                        As reported           $832,258     $873,878
                                  Pro forma              764,779      860,909
Basic earnings per share          As reported                .87
                                  Pro forma                  .80
Diluted earnings per share        As reported                .87
                                  Pro forma                  .80

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended June 30, 1999 and 1998.


Year Ended June 30                                        1999                                  1998
--------------------------------------------------------------------------------------------------------------------
                                                                   Weighted-                            Weighted-
                                                                    Average                              Average
    Options                                       Shares        Exercise Price            Shares     Exercise Price
--------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                     81,995          $15.25
Granted                                                                                    81,995        $15.25
                                                  -------                                 -------
Outstanding, end of year                           81,995          $15.25                  81,995        $15.25
                                                  =======                                 =======
Options exercisable at year end                    16,399
Weighted-average fair value of
options granted during the year                                                                           $4.86


As of June 30, 1999, the options outstanding have an exercise price of $15.25 and a weighted-average remaining contractual life of nine years.

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 --     Earnings Per Share

Earnings per share (EPS) were computed as follows:


                                                                        Year Ended June 30, 1999
                                                       ----------------------------------------------------------
                                                                                Weighted-
                                                             Net                 Average              Per-Share
                                                           Income                Shares                Amount
-----------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to common shareholders                $832,258               957,389                $.87

Effect of Dilutive Securities
   Stock options                                                                   ---
                                                          ------------------------------
Diluted Earnings Per Share

   Income available to common shareholders
     and assumed conversions                              $832,258               957,389                $.87
                                                          ========               =======               =====

Options to purchase 81,995 shares of common stock at $15.25 per share were outstanding at June 30, 1999, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


Note 19 --     Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Interest-bearing Time Deposits--The fair value of interest-bearing time deposits approximates carrying value.

Securities--Fair values are based on quoted market prices.

Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Cash Surrender Value Of Life Insurance Contracts--The fair value of cash surrender value of life insurance contracts approximates carrying value.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Federal Home Loan Bank Advances--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

The estimated fair values of the Company's financial instruments are as follows:


                                                                     1999                          1998
                                                          ---------------------------------------------------------
                                                            Carrying          Fair        Carrying          Fair
June 30                                                      Amount           Value        Amount           Value
-------------------------------------------------------------------------------------------------------------------
Assets
   Cash and due from banks                                  $443,757       $443,757       $305,908        $305,908
   Interest-bearing demand deposits                          152,289        152,289        443,673         443,673
   Interest-bearing time deposits                          1,485,972      1,482,703      1,782,985       1,782,985
   Investment securities available for sale                  388,362        388,362        315,041         315,041
   Loans                                                  53,103,518     53,256,987     46,936,403      49,410,000
   Cash surrender value of life insurance                  1,161,519      1,161,519      1,118,883       1,118,883
   Stock in FHLB                                             419,100        419,100        351,600         351,600

Liabilities
   Deposits                                               36,976,322     36,891,592     34,067,481      34,219,000
   FHLB advances                                           7,000,000      6,633,200      3,500,000       3,500,000


Note 20 --     Quarterly Financial Data (Unaudited)


                                                                              1999
                                            --------------------------------------------------------------------------
                                               First            Second                 Third                 Fourth
June 30                                       Quarter           Quarter               Quarter                Quarter
----------------------------------------------------------------------------------------------------------------------
Interest income                             $1,081,463       $1,142,129              $1,100,223            $1,115,818
Interest expense                               456,555          513,181                 472,086               477,439
     Net interest income                       624,908          628,948                 628,137               638,379
Provision for loan losses                       15,000           20,000                  15,000                15,000
Net income                                     186,190          194,103                 227,273               224,692
Basic earnings per share                          0.19             0.20                    0.24                  0.24
Diluted earnings per share                        0.19             0.20                    0.24                  0.24


                                                                              1998
                                            --------------------------------------------------------------------------
                                               First            Second                 Third                 Fourth
June 30                                       Quarter           Quarter               Quarter                Quarter
----------------------------------------------------------------------------------------------------------------------
Interest income                            $  940,672        $1,016,436              $1,030,593            $1,064,419
Interest expense                              466,234           412,866                 422,213               437,276
     Net interest income                      474,438           603,570                 608,380               627,143
Provision for loan losses                      12,000            28,000                  17,000                15,000
Net income                                    266,888           197,795                 217,512               191,683

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 21 --     Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                             Condensed Balance Sheet

June 30                                                               1999               1998
------------------------------------------------------------------------------------------------
Assets
     Cash and due from banks                                    $  2,648,829       $  4,014,235
     Investment securities available for sale                        209,706            145,000
     ESOP loan receivable                                            740,600            825,240
     Investment in common stock of subsidiaries                   11,300,845         10,237,433
     Other assets                                                     57,321             43,248
                                                                ------------       ------------
              Total assets                                      $ 14,957,301       $ 15,265,156
                                                                ============       ============
Liabilities                                                     $     68,446       $     97,130
Equity Received from ESOP                                            248,891            122,440
Shareholders' Equity                                              14,639,964         15,045,586
                                                                ------------       ------------
              Total liabilities and shareholders' equity        $ 14,957,301       $ 15,265,156
                                                                ============       ============



                          Condensed Statement of Income

Year Ended June 30                                                    1999               1998
------------------------------------------------------------------------------------------------
Income--interest and dividends                                  $    107,342       $    109,164
Expenses                                                             108,692            115,814
                                                                ------------       ------------
Loss before income tax and equity in undistributed
   income of subsidiaries                                             (1,350)            (6,650)
Income tax expense                                                        --                 --
                                                                ------------       ------------
Loss before equity in undistributed income of subsidiaries            (1,350)            (6,650)
Equity in undistributed income of subsidiaries                       833,608            880,528
                                                                ------------       ------------
Net Income                                                      $    832,258       $    873,878
                                                                ============       ============

                        CITIZENS BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                        Condensed Statement of Cash Flows



Year Ended June 30                                                      1999               1998
---------------------------------------------------------------------------------------------------
Operating Activities
     Net income                                                    $    832,258       $    873,878
     Adjustments to reconcile net income to net cash provided
       by operating activities                                         (862,117)          (873,312)
                                                                   ------------       ------------
          Net cash provided (used) by operating activities              (29,859)               566
                                                                   ------------       ------------
Investing Activities
     Purchase of securities available for sale                         (100,669)          (139,375)
     Loan to ESOP                                                      (846,400)
     ESOP loan repayment                                                 84,640             21,160
                                                                   ------------       ------------
          Net cash used by investing activities                         (16,029)          (964,615)
                                                                   ------------       ------------
Financing Activities
     Cash dividends                                                    (215,140)           (52,900)
     Sale of stock                                                                      10,062,369
     Purchase of stock                                               (1,104,378)
     Acquisition of subsidiary stock                                                    (5,031,185)
                                                                   ------------       ------------

          Net cash provided (used) by financing activities           (1,319,518)         4,978,284
                                                                   ------------       ------------

Net Change in Cash and Cash Equivalents                              (1,365,406)         4,014,235

Cash and Cash Equivalents at Beginning of Year                        4,014,235
                                                                   ------------       ------------
Cash and Cash Equivalents at End of Year                           $  2,648,829       $  4,014,235
                                                                   ============       ============

DIRECTORS AND OFFICERS

                               BOARD OF DIRECTORS

Fred W. Carter                                      Robert F. Ayres
Chairman of the Board                               Retired Educator
President and Chief Executive Officer
Citizens Savings Bank of Frankfort

Perry W. Lewis                                      John J. Miller
Former Chairman, Lewis Ford                         President, Goodwin
Sales, Inc. (Retired)                               Funeral Homes, Inc.

Billy J. Wray
Co-Owner, Premium Auto
Center, Inc.


================================================================================

                          OFFICERS OF CITIZENS BANCORP

Fred W. Carter                    Cindy S. Chambers         Stephen D. Davis
Chairman of the Board             Secretary                 Treasurer
President and
Chief Executive Officer


================================================================================

                 OFFICERS OF CITIZENS SAVINGS BANK OF FRANKFORT

     Fred W. Carter                             Cindy S. Chambers
     President and                              Secretary, Customer
     Chief Executive Officer                    Service Manager


     Stephen D. Davis                           Ralph C. Peterson, II
     Controller                                 Senior Loan Officer

                             DIRECTORS AND OFFICERS

     Fred W. Carter, (age 67) has served as a director of the Holding Company since its formation and of the Bank since 1972. Mr. Carter has also served as President and Chief Executive Officer of the Bank and CLSC since 1972, and has been an employee of the Bank since 1966. Mr. Carter is the father of Cindy S. Chambers, the Bank's Secretary and Customer Service Manager.

     Robert F. Ayres (age 74) has served as a director of the Holding Company since its formation and of the Bank since 1979. Mr. Ayres served as Superintendent of Community Schools of Frankfort from 1965 until his retirement in 1989. He previously served as a high school principal, teacher and coach at Frankfort Senior High School, in Frankfort.

     Cindy S. Chambers, (age 44) has served as the Bank's Corporate Secretary since 1988 and Customer Service Manager since 1982.

     Stephen D. Davis (age 43) has served as the Bank's Controller since 1989.

     Perry W. Lewis (age 78) has served as a director of the Holding Company since its formation and of the Bank since 1975. Mr. Lewis served as the Chairman of Lewis Ford Sales, Inc. in Frankfort from 1984 until his retirement in 1997.

     John J. Miller (age 60) has served as a director of the Holding Company since its formation and of the Bank since 1995. Mr. Miller has served as President of Goodwin Funeral Home, Inc. in Frankfort since 1979.

     Ralph C. Peterson, II (age 50) has served as the Bank's senior Loan Officer since 1989.

     Billy J. Wray (age 67) has served as a director of the Holding Company since its formation and of the Bank since 1992. Mr. Wray is part owner of Premium Auto Center, Inc., a used car dealership located in Lebanon, Indiana. He also owns interests in various real estate developments around Frankfort.

                             SHAREHOLDER INFORMATION

MARKET INFORMATION

         The Bank converted from a federal mutual savings bank to a federal stock savings bank effective September 18, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is quoted on the OTC "Electronic Bulletin Board" under the symbol "CIBC." As of June 30, 1999, there were approximately 604 record holders of the Holding Company's Common Stock including shares held in broker accounts.

         Any  dividends  paid  by  the  Holding   Company  will  be  subject  to
determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by the Bank to the Holding Company; and, general business practices.

         The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Bank. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

         In addition to the foregoing, the portion of the Bank's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends to the Holding Company without the payment of federal income taxes by the Bank at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Bank that would result in a recapture of the Bank's bad debt reserve or otherwise create federal tax liabilities.

                           Stock Price*      Dividends
Quarter Ended             High       Low     Per Share
September 30, 1997      $14 1/4   $13  7/8       $ ---
December 31, 1997        15 1/2    14  1/4         ---
March 31, 1998           16        14  7/8        .05
June 30, 1998            16        14             .05

September 30, 1998       14 3/4    11  1/8        .05
December 31, 1998        13        11  1/2        .06
March 31, 1999           12        11             .06
June 30, 1999            12 5/8    11  5/8        .06

* Based upon high and low daily closing prices for the Holding Company's Common Stock as reported on the OTC Electronic Bulletin Board during each indicated quarter.


TRANSFER AGENT AND REGISTRAR
The Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755

GENERAL COUNSEL
Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

INDEPENDENT AUDITORS
Olive LLP
201 North Illinois Street
Indianapolis, Indiana  46204

SHAREHOLDERS AND GENERAL INQUIRIES
     On or before September 28, 1999, the Company will file an Annual Report on Form 10-K for its fiscal year ended June 30, 1999 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Fred W. Carter
     President and Chief Executive Officer
     Citizens Bancorp
     60 South Main Street
     Frankfort, Indiana 46041